May 2, 2022

Via EDGAR

Ms. Nudrat Salik
Office of Life Sciences
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:

SEC Comment Letter dated April 20, 2022
The Clorox Company
Form 10-K for the Fiscal Year Ended June 30, 2021
Form 10-Q for the Period Ended December 31, 2021
Form 8-K Filed February 3, 2022
File No. 001-07151

Dear Ms. Salik:

The Clorox Company (the “Company”) respectfully submits the following responses to the comments included in your letter of April 20, 2022, relating to your review of the Company’s Form 10-K for the fiscal year ended June 30, 2021, Form 10-Q for the period ended December 31, 2021 and Form 8-K filed February 3, 2022.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses and thank you for your attention to our filing. Please feel free to contact us at the telephone number and email address listed at the end of this letter.

For your convenience, your comments are repeated below in italics followed by the Company’s responses.

Form 8-K Filed February 3, 2022
Exhibit 99.1
Non-GAAP Information, page 7

1.

We note your response to comment 2. Given the significance of the estimated $500 million long-term strategic investment in digital capabilities and productivity enhancements, please expand your disclosures to provide additional details regarding this investment. In this regard, please ensure your disclosures address the following:

●

Discuss the significant components of your planned investment, including the replacement of your ERP system and suite of other digital capabilities. Quantify the estimated amounts of each material component comprising the $500 million investment, including the nature of the costs that will be expensed and correspondingly adjusted for in determining your non-GAAP performance measures;

1221 Broadway Oakland, CA 94612 510.271.7000 THECLOROXCOMPANY.COM

●

Similar to your response, for each period in which you adjust your non-GAAP performance measures for costs associated with the long-term strategic investment, provide detailed disclosures of the nature of the expenses excluded; and

●	Discuss how you determined that the expenses excluded are incremental costs and not normal, recurring cash operating expenses necessary to operate your business.

Response

We respectfully acknowledge the Staff’s comment and have expanded our disclosures to provide additional details regarding the digital capabilities and productivity enhancements investment beginning with the Q3 FY22 earnings release.

By way of example, we propose to continue to provide the disclosure set forth below (subject to updates) in the Non-GAAP Financial Information section of future earnings releases.

Proposed Expanded Disclosure [underlined type reflects additions to the Q2 FY22 Earnings Release].

Digital Capabilities and Productivity Enhancements Investment

As announced in August 2021, the company plans to invest approximately $500 million over a five year period in transformative technologies and processes. This investment, which began in the first quarter of fiscal year 2022, includes the replacement of the company’s enterprise resource planning system and transitioning to a cloud-based platform, as well as the implementation of a suite of other digital technologies. Together it is expected that these implementations will generate efficiencies and transform the company’s operations in the areas of supply chain, digital commerce, innovation and brand building and more over the long term.

Of the total $500 million investment, approximately 55% is expected to represent incremental operating costs primarily recorded within selling and administrative expenses to be adjusted from reported EPS for purposes of disclosing adjusted EPS over the course of the next five years. Approximately 70% of these incremental operating costs are expected to be related to the implementation of the ERP, with the remaining costs primarily related to the implementation of complementing technologies.

Due to the nature, scope and magnitude of this investment, these costs are considered by management to represent incremental transformational costs above the historical normal level of spending for information technology to support operations. Since these strategic investments, including incremental operating costs, will cease at the end of the investment period, are not expected to recur in the foreseeable future, and are not considered representative of the company’s underlying operating performance, the company’s management believes presenting these costs as an adjustment in the non-GAAP results provides additional information to investors about trends in the company's operations and is useful for period-over-period comparisons. It also allows investors to view our underlying operating results in the same manner as they are viewed by company management.

[Reconciliation tables of adjusted diluted earnings per share (non-GAAP) to diluted earnings per share, the most comparable GAAP measure.]

1221 Broadway Oakland, CA 94612 510.271.7000 THECLOROXCOMPANY.COM

(1)

During the three and nine months ended March 31, 2022, the company incurred approximately $15 ($11 after tax) and $42 ($32 after tax), respectively, of operating expenses related to its digital capabilities and productivity enhancements investment. The expenses relate to the following:

	Three month period ended	Nine month period ended
In Millions	March 31, 2022
External consulting fees (a)	$10	$29
IT project personnel costs (b)	3	9
Other (c)	2	4
Total	$15	$42

a)

Comprised of third-party consulting fees incurred to assist in the project management and the preliminary project stage of this transformative investment. The company relies on consultants for certain capabilities required for these programs that the company does not maintain internally. These costs support the implementation of these programs incremental to the company's normal IT costs and will not be incurred following implementation.

b)

Comprised of labor costs associated with internal IT project management teams that are utilized to oversee the new system implementations. Given the magnitude and transformative nature of the implementations planned, the necessary project management costs are incremental to the historical levels of spend and will no longer be incurred subsequent to implementation. As a result of this long-term strategic investment, the company considers these costs not reflective of the ongoing costs to operate its business.

c)

Comprised of various other expenses associated with the company’s new system implementations, including company personnel dedicated to the project that have been backfilled with either permanent or temporary resources in positions that are considered part of normal operating expenses.

If you have any questions or need any additional information, please contact me at (510) 302-5113 or kevin.jacobsen@clorox.com.

Sincerely, /s/ Kevin B. Jacobsen Kevin B. Jacobsen Executive Vice President – Chief Financial Officer

cc:
Angela Hilt	Senior Vice President – Chief Legal Officer
Laura Peck	Vice President – Chief Accounting Officer & Corporate Controller

1221 Broadway Oakland, CA 94612 510.271.7000 THECLOROXCOMPANY.COM